So 4/4/03

03015936

STATES
:HANGE COMMISSION
...ington, D.C. 20549

VF 4-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
APR 0 2 2003

PROCESSING
SECTION
WASH. D

SEC FILE NUMBER
8- 48163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** AND ENDING **December 31, 2002**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THIEME SECURITIES, INC.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1370 Avenue of the Americas - 31st Floor

(No. and Street)

New York,   **NY**   **10019**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Stockfisch   **(212) 921-1028**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP

(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Boulevard,   **Woodbury, NY 11797**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
~~THOMSON~~
~~FINANCIAL~~

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Heikó Thieme_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Thieme Securities, Inc._____, as of __December 31,_____, 20 _02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                                      Signature

                                                                                              PRESIDENT
                                                                                     _____
                                                                                                        Title

_____
            Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIEME SECURITIES, INC.
(An S Corporation)

Financial Statements
and
Supplementary Information

December 31, 2002



MarksPaneth & Shron LLP

Certified Public Accountants
and Consultants

Independent Auditors' Report

To the Stockholder of
Thieme Securities, Inc.
New York, New York

We have audited the accompanying Statement of Financial Position of Thieme Securities, Inc., (An S Corporation) as of December 31, 2002, and the related Statements of Income, Changes in Stockholder's Equity, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thieme Securities, Inc. as of December 31, 2002, and the results of its operations, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of computation of net capital, computation for determination of reserve requirements and information relating to possession or control requirement are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Marks Paneth + Shron LLP

February 12, 2003

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com
Associated worldwide
with Jeffreys Henry
International

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Financial Position

December 31, 2002

ASSETS
  Current Assets

Cash	$ 1,375
Due from clearing broker	102,058
Prepaid expenses	2,866
Due from related parties	503,556
Total Current Assets	609,855

  Other Assets

Clearing deposit	103,373
TOTAL ASSETS	**$ 713,228**

LIABILITIES

Accounts payable and accrued expenses	$ 25,967
Corporate taxes payable	1,106
Total Liabilities	27,073

STOCKHOLDER'S EQUITY

Common stock, $.10 par value, 10,000 shares authorized, issued and outstanding	1,000
Additional paid-in-capital	154,000
Retained earnings	531,155
Total Stockholder's Equity	686,155
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 713,228**

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Income

For the Year Ended December 31, 2002

REVENUES
Commission and fee income	$ 1,291,420
Interest	485
Dividend	556
Expense reimbursement and other income	572
Total Revenues	1,293,033

EXPENSES
Clearing execution and exchange charges	140,768
Commissions and trader fees	23,313
Quotation services	92,329
Travel and entertainment	73,504
Professional fees	26,765
Licenses and regulatory fees	5,333
Telephone	38,102
Bad debt	2,500
Administrative and overhead expenses	807,956
Interest expense	4,559
Insurance expense	6,274
Office supplies and expense	25,685
Total Expenses	1,247,088

Income (Loss) Before Income Taxes	45,945
Provision for Corporate Income Taxes	1,106
Net Income (Loss)	$ 44,839

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2002

| | Common Stock | | Additional Paid-In- | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance - January 1, 2002	10,000	$ 1,000	$ 154,000	$ 500,125	$ 655,125
Net Income (Loss)				44,839	44,839
Sub S Distribution				(13,809)	(13,809)
Balance - December 31, 2002	10,000	$ 1,000	$ 154,000	$ 531,155	$ 686,155

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Cash Flows

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 44,839
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in due from clearing broker	(37,637)
Decrease in prepaid expenses	1,055
Decrease in miscellaneous receivable	2,500
Increase in due from related parties	(45,000)
Increase in clearing deposit	(1,041)
Increase in accounts payable and accrued expenses	11,081
Decrease in corporate taxes payable	(43)
Net Cash Used by Operating Activities	(24,246)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Sub S distribution	(13,809)
Net Cash Used by Financing Activities	(13,809)
NET INCREASE IN CASH	(38,055)
CASH - January 1, 2002	39,430
CASH - December 31, 2002	$ 1,375
SUPPLEMENTARY INFORMATION:	
Income taxes paid	$ 94
Interest expense paid	$ 4,559

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 1: **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Thieme Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Associations of Securities Dealers (NASD). It clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company is also engaged in conducting private securities offerings for issues of corporate securities on a best efforts basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2: **RELATED PARTY TRANSACTIONS**

The Company received commission income of approximately $750,000 from mutual funds which the Company's sole stockholder manages.

The Company pays an allocation of certain common office and administrative expenses to a corporation related by common ownership. Total expenses allocated to the Company during 2002 was $807,956. The Company made payments in prior years which exceeded the allocated expenses by $503,556 and is reported as due from related parties. No interest is charged on this balance.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 3:   PROVISION FOR CORPORATE INCOME TAXES

The Company elected to be treated as a Subchapter S Corporation for Federal and New York State purposes effective January 1, 1997. Therefore no provision has been made for Federal purposes, but a provision has been made for New York State and New York City income taxes as follows:

New York State Corporate Taxes	$ 100
New York City General Corporate taxes	1,006
	$ 1,106

NOTE 4:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $182,589, which was $177,589 in excess of its required net capital. The Company's net capital ratio was 0.15 to 1.

THIEME SECURITIES, INC.
(An S Corporation)

Schedule of Computation of Net Capital

December 31, 2002

Total stockholder's equity	$ 686,155
Deductions:	
Receivables from related parties	503,566
Net Capital	$ 182,589
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 27,073
Ratio of Indebtedness to Net Capital	0.15 to 1
Minimum Capital Required	$ 5,000
Excess of Net Capital Over Minimum Requirement	$ 177,589
Net Capital Per Computation Included in the Company's Unaudited FOCUS Report, Part IIA, filing at December 31, 2002	$ 183,704
Adjustment for change in accrued expenses	1,115
Net Capital, Per Above	$ 182,589

THIEME SECURITIES, INC.
(An S Corporation)

Computation for Determination of Reserve Requirements
Under Rule 15c-3-3 of the Securities and Exchange Commission

December 31, 2002

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

THIEME SECURITIES, INC.
(An S Corporation)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.


Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholder of
Thieme Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Thieme Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

622 Third Avenue
New York, NY 10017-6701
Telephone   212 503 8800
Facsimile   212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone   516 992 5900
Facsimile   516 992 5800

Website   www.markspaneth.com
Associated worldwide
with Jeffreys Henry
International   JHI

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2003